Exhibit (a)(1)(b)

E-MAIL TO EMPLOYEES AFFECTED BY SECTION 409A

To:	(Recipient)@microtune.com

From:	(Sender)@microtune.com

Date:	November 2, 2007

Subject:	Urgent Information Regarding Your Microtune Stock Options and Informational Meeting

As your are aware, last spring we attempted to amend certain of your stock options impacted by Section 409A of the Internal Revenue Code so that you would not be impacted by the potentially adverse tax consequences (including income tax at vesting, an additional 20% excise tax and interest charges) on stock options that were granted at a discount from fair market value (“discounted options”) and which vest after December 31, 2004. We have received clearance from the SEC to proceed with the tender offer required to address this issue and request that you carefully review all of the information included in this e-mail. The SEC’s clearance to proceed does not mean that the SEC has reviewed or made any determination with respect to the terms of the tender offer.

As a reminder, you are receiving this e-mail because Microtune has determined that certain of your stock options may be affected by Section 409A because they were discounted options. Microtune is offering you the opportunity to avoid or limit the Section 409A impact by amending (depending on the specific option grant) certain stock options.

INFORMATIONAL MEETING

To help (1) explain the potential adverse tax impact of Section 409A, (2) explain how Microtune has addressed the situation and the choices you have, and (3) answer any other questions you may have, an informational meeting will be held at our corporate headquarters in Plano on Monday, November 5, 2007, at 11:00 a.m., Central Time in the boardroom.

KEY DOCUMENTS AND MATERIALS

(1) Tender Offer Document (this is a large file):

[LINK TO OFFER TO AMEND CERTAIN OPTIONS]

(2) Complete SEC Filing Regarding Offer (this is a very large file):

[LINK TO COMPLETE SCHEDULE TO AND EXHIBITS ]

(3) Election Form and Withdrawal Form:

[LINK TO ELECTION FORM AND WITHDRAWAL FORM]

(4) Addendum to Tender Offer with your personalized stock option information (includes a list of your “eligible” options, the grant date of each of those stock options, a description of any potential cash payment if you choose to participate in the Offer and, where applicable, the amended option exercise price):

[ATTACH PERSONALIZED OPTION SPREADSHEET]

ACTION ITEMS

After reviewing the above materials, if you wish to participate in the Offer, you will need to fill out, sign, and date the Election Form (see above link (3)). The Election Form must be received by Justin M. Chapman by no later than the Expiration Time of the Offer, which we expect to be 5:00 p.m. (Central Time) on December 3, 2007. You may send your completed Election Form to Justin M. Chapman by (i) fax at 972-673-1695, (ii) e-mail to justin.chapman@microtune.com, or (iii) hand delivery to Justin M. Chapman at Microtune, Inc., 2201 10th Street, Plano, Texas 75074.

QUESTIONS

If you have any questions regarding how to participate in this Offer, you may contact Justin M. Chapman at the following e-mail address or telephone number:

Microtune, Inc.

2201 10th Street, Plano, Texas 75074

Phone: (972) 673-1629

E-mail: justin.chapman@microtune.com

Please note that Microtune company policy prohibits employees from providing individual tax advice. We strongly recommend that you consult with your own personal tax advisor to determine the tax consequences to you of electing or declining to participate in the Offer.

For and On Behalf of

Jeffrey A. Kupp

Chief Financial Officer

2